UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                         Peekskill Financial Corporation
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                    705385102
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                                 (CUSIP Number)


                                 Eldorus Maynard
                                1019 Park Street
                            Peekskill, New York 10566
                                 (914) 737-2777
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 3, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 705385102


                   1.        NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Eldorus Maynard
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                   2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF
                             A GROUP                      (a)  __
                                                          (b) __
--------------------------------------------------------------------------------
                   3.        SEC USE ONLY
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                   4.        SOURCE OF FUNDS

                             PF, SC
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                   5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                             REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)  __
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                   6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States of America
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                   7.        SOLE VOTING POWER

NUMBER OF                    99,228 (See Item 5)
SHARES
BENEFICIALLY
OWNED BY
EACH REPORTING
PERSON WITH
                   ------------------------------------------------------------
                    8.        SHARED VOTING POWER

                              548 (See Item 5)
                   ------------------------------------------------------------
                    9.        SOLE DISPOSITIVE POWER

                              81,049 (See Item 5)
                   ------------------------------------------------------------
                    10.       SHARED DISPOSITIVE POWER

                              18,727 (See Item 5)
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                    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON

                              99,776 (See Item 5)
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                    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN  SHARES   __
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                    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              5.12% (See Item 5)
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                    14.       TYPE OF REPORTING PERSON

                              IN
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                                   Page 2 of 9

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Peekskill Financial Corporation ("Peekskill"), a bank holding company with its main office located at 1019 Park Street, Peekskill, New York 10566.

Item 2.  Identity and Background

         The name and address of the person filing this statement is Eldorus Maynard, at 1019 Park Street, Peekskill, New York 10566. Mr. Maynard is Chairman of the Board and Chief Executive Officer of Peekskill at the address stated above. During the last five years, Mr. Maynard has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

         Mr. Maynard is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         On December 29, 1995, in connection with Peekskill's initial public offering of Common Stock, Mr. Maynard acquired, directly and indirectly, 4,000 shares of Common Stock. The acquisition of the foregoing Common Stock was made with personal funds for an aggregate purchase price of approximately $40,000.

         On July 3, 1996, Mr. Maynard was awarded 40,997 shares of restricted Common Stock, which vested annually over an eight year period with the last vesting period expiring on July 3, 2004.

On the same date Mr. Maynard was awarded options to purchase 102,494 share of Common Stock at an exercise price equal to the fair market value of the Common Stock on the date of grant. Of the 102,494 options to purchase, 61,496 have vested as of the date set forth in this schedule. The awards of restricted Common Stock and options were granted to Mr. Maynard at no cost to him.

         In addition, to date Mr. Maynard has been allocated 8,490 shares of Common Stock under his account in the Peekskill Financial Corporation Employee Stock Ownership Plan (the "ESOP") and 9,689 shares of Common Stock under his account in the Peekskill Financial Corporation Savings and Investment Plan (the "401(k)"). Such shares awarded to Mr. Maynard under the ESOP were at no cost and the shares awarded under the 401(k) were made through personal funds and matching contributions.

Item 4.  Purpose of Transaction

         All of the shares acquired by Mr. Maynard, directly or indirectly, were acquired for investment purposes. Mr. Maynard may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Peekskill for investment purposes or dispose of shares of Peekskill. As Chairman of the Board and Chief Executive Officer, Mr. Maynard regularly explores potential actions and transactions which may be advantageous to Peekskill, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of Peekskill.

         Except as noted above, Mr. Maynard has no plans or proposals which relate to or would result in:

         (a)  the  acquisition  by  any  person  of  additional   securities  of
Peekskill,  or the disposition of securities by Peekskill;

         (b)  an  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Peekskill or any of its subsidiaries;

         (c) a sale or transfer of material amount of assets of Peekskill or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of Peekskill, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of Peekskill;

         (f) any other material change in Peekskill's business or corporate structure;

         (g) changes in Peekskill's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Peekskill by any persons;

         (h) causing a class of securities of Peekskill to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

         (i) a class of equity securities of Peekskill becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a) Mr. Maynard beneficially owns an aggregate of 99,776 shares of Common Stock, constituting 5.12% of the number of shares of such Common Stock outstanding on the date hereof.

         (b)  With   respect  to  the  99,776   shares  of  Common  Stock  owned
beneficially by Mr. Maynard, such amounts include:

              (1) 37,732 shares over which Mr. Maynard has sole voting power.

              (2) 148 shares over which Mr. Maynard shares voting power with his spouse, Carol A. Maynard, who's address is 1019 Park Street, Peekskill, New York 10566. Mrs. Maynard is a homemaker. During the last five years, Mrs. Maynard has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Maynard is a citizen of the United States of America.

              (3) 400 shares over which Mr. Maynard shares voting power with his sons, Dory and David Maynard, who's addresses are 1019 Park Street, Peekskill, New York 10566. Dory Maynard is employed by Pitney Bowes and David Maynard is employed by New York Presbyterian Hospital. During the last five years, neither Dory Maynard or David Maynard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in either being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Both Dory Maynard and David Maynard are citizens of the United States of America.

              (4) 19,553 shares of Common Stock over which Mr.  Maynard has sole dispositive power.

              (5) 18,727  shares of Common  Stock  over  which Mr.  Maynard  has shared dispositive power, which includes the 148 shares owned by Mrs. Maynard (see paragraph (2) above), 400 shares owned by Dory Maynard and David Maynard (see paragraph (3) above), 8,490 shares allocated to Mr. Maynard's ESOP account over which the ESOP trustee shares dispositive power and 9,689 shares allocated to Mr. Maynard's 401(k) account over which the 401(k) trustee shares dispositive power. First Bankers Trust is the ESOP trustee and the 401(k) trustee. First
                  Bankers Trust, is a nationally chartered bank with its principal business address at 1201 Broadway, Quincy, Illinois, 62301.

              (6) Which upon exercise,  sole voting and sole  dispositive  power with respect to the options to purchase 61,496 shares of Common Stock.

         (c) The following transaction involving Mr. Maynard's beneficial ownership of Common Stock was effected in the past sixty days:

              (1) On July 3, 1999, 5,125 shares of restricted stock vested at no cost to Mr. Maynard, and options to purchase 20,498 shares of Common Stock vested.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Maynard.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
--------------------------------------------------------------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Maynard and any other person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Maynard are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.  Material to be Filed as Exhibits

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: August 5, 1999                                 /s/ Eldorus Maynard
      ---------------                                --------------------------
                                                     Eldorus Maynard